Mer Telemanagement Solutions Ltd. Receives NASDAQ Notice of Non-Compliance with Minimum Market Value of Publicly Held Shares

RA'ANANA, Israel, July 1 /PRNewswire-FirstCall/ -- MTS - Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a global provider of business support systems (BSS) for comprehensive telecommunication management, telecommunications expense management (TEM) solutions and customer care & billing (CC&B) solutions, today announced that it has received a notice from The NASDAQ Stock Market stating that the minimum market value of publicly held shares was below $1,000,000 for 30 consecutive business days and that the Company was therefore not in compliance with NASDAQ Listing Rule 5550(a)(5). The notification letter has no effect at this time on the listing of the Company's ordinary shares on The NASDAQ Capital Market. The Company's ordinary shares will continue to trade on The NASDAQ Capital Market under the symbol MTSL.

The notification letter states that the Company will be afforded 180 calendar days, or until December 27, 2010, to regain compliance with the rule. To regain compliance, the Company's market value of publicly held shares must meet or exceed $1,000,000 for at least ten consecutive business days.

If the Company does not regain compliance by December 27, 2010, NASDAQ will provide written notification to the Company that the Company's ordinary shares are subject to delisting. At that time, the Company may appeal NASDAQ's delisting determination to a NASDAQ Listing Qualifications Panel, and may submit a plan for regaining compliance with the rule.

The Company intends to consider available options to resolve the deficiency and regain compliance with the NASDAQ rule.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative solutions for comprehensive telecommunications expense management (TEM) used by enterprises, and for business support systems (BSS) used by information and telecommunication service providers.

Since 1984, MTS Telecommunications' expense management solutions have been used by thousands of enterprises and organizations to ensure that their telecommunication services are acquired, provisioned, and invoiced correctly. In addition, the MTS's Application Suite has provided customers with a unified view of telecommunication usage, proactive budget control, personal call management, employee cost awareness and more.

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AnchorPoint TEM solutions that MTS acquired on December 2008 enable enterprises to gain visibility and control of strategic assets that drive key business processes and crucial competitive advantage. The AnchorPoint's software, consulting and managed services solutions - including integrated Invoice, Asset, and Usage Management and Business Analytics tools -- provide professionals at every level of the organization with rapid access to concise, actionable data.

MTS's solutions for Information and Telecommunication Service Providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS has pre-configured solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, WiMAX, MVNO) to rapidly install a full-featured and scaleable solution.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong, The Netherlands, and Brazil, as well as through OEM partnerships with Siemens, Phillips, NEC and other vendors. For more information please visit the MTS web site: http://www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

Contacts:


    Company:
    Alon Mualem
    CFO
    Tel: +972-9-7777-540
    Email: Alon.Mualem@mtsint.com